UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, December 2018
_________________________________________________________________
Commission File Number 1-38232
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Fiscal Year 2019 Third Quarter Results
2	BlackBerry Supplemental Financial Information

Document 1

December 20, 2018

BlackBerry Reports Fiscal Year 2019 Third Quarter Results

•	Non-GAAP total company revenue of $228 million; GAAP total company revenue of $226 million

•	Record high non-GAAP total software and services revenue of $219 million; GAAP total software and services revenue of $217 million

•	Continued strong double-digit revenue growth year-over-year for BlackBerry Technology Solutions, driven by the automotive vertical

•	Non-GAAP earnings per basic and diluted share of $0.05; GAAP earnings per basic share of $0.11 and GAAP loss per diluted share of $0.01

•	Free cash flow of $39 million, before considering the impact of restructuring and legal proceedings; free cash flow of $57 million, as reported
Waterloo, Ontario - BlackBerry Limited (NYSE: BB; TSX: BB) today reported financial results for the three months ended November 30, 2018 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Third Quarter Fiscal 2019 Results

•
Total company non-GAAP revenue for the third quarter of fiscal 2019 was $228 million with GAAP revenue of $226 million. Total non-GAAP software and services revenue of $219 million, up 10% year-over-year. Total GAAP software and services revenue was $217 million, up 14% year-over-year. Approximately 88% of third quarter software and services revenue (excluding IP licensing and professional services) was recurring after including perpetual licenses that are now recognized ratably. Non-GAAP gross margin was 76% and GAAP gross margin was 75%.

•
Non-GAAP operating income was $27 million, and positive for the eleventh consecutive quarter. GAAP operating income was $58 million. Non-GAAP earnings per share was $0.05 (basic and diluted). GAAP net income for the quarter was $0.11 per basic share and a GAAP net loss of $0.01 per diluted share. GAAP net income includes $20 million for acquired intangibles amortization expense, $15 million in stock compensation expense, $1 million in restructuring charges, a benefit of $69 million related to the fair value adjustment on the debentures, and other amounts as summarized in a table below.

•
Total cash, cash equivalents, short-term and long-term investments was $2.4 billion as of November 30, 2018. Free cash flow, before considering the impact of restructuring and legal proceedings, was positive $39 million. Cash generated from operations was $62 million and capital expenditures were $5 million. Excluding $605 million in the face value of the company’s debt, the net cash balance at the end of the quarter was $1.8 billion.

“We delivered another solid quarter of performance, resulting in year-over-year double-digit percentage growth for total software and services revenue, earnings per share, and free cash flow” said John Chen, Executive Chairman and CEO, BlackBerry. “I'm excited about the pending Cylance acquisition as it will extend our strategy with cutting-edge AI cybersecurity capabilities and, combined with BlackBerry’s capabilities, present the opportunity for revenue acceleration in our businesses, including UEM, QNX and Spark.”
Outlook
BlackBerry re-affirms its outlook for fiscal 2019 with software and services billings and revenue growth, profitability and positive cash flow as follows:

•	Total company software and services billings growth is expected to be double-digits

•	Total software and services revenue growth of between 8% to 10% year-over-year

•	Non-GAAP earnings per share is expected to be positive

•	Free cash flow is expected to be positive for the full year

Reconciliation of GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share to Non-GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share for the three months ended November 30, 2018:

Q3 Fiscal 2019 Non-GAAP Adjustments		For the Three Months Ended November 30, 2018 (in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income before income taxes	Net income	Basic earnings per share
As reported		$226	$170	75.2%	$60	$59	$0.11
Debentures fair value adjustment (2)	Debentures fair value adjustment	—	—	—%	(69)	(69)
Restructuring charges (3)	Selling, marketing and administration	—	—	—%	1	1
Software deferred revenue acquired (4)	Revenue	2	2	0.2%	2	2
Stock compensation expense (5)	Cost of sales	—	1	0.5%	1	1
Stock compensation expense (5)	Research and development	—	—	—%	3	3
Stock compensation expense (5)	Selling, marketing and administration	—	—	—%	11	11
Acquired intangibles amortization (6)	Amortization	—	—	—%	20	20
Adjusted		$228	$173	75.9%	$29	$28	$0.05
Note: Non-GAAP revenue, non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP income before income taxes, non-GAAP net income and non-GAAP basic earnings per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the third quarter of fiscal 2019, the Company reported GAAP gross margin of $170 million or 75.2% of revenue. Excluding the impact of stock compensation expense included in cost of sales and software deferred revenue acquired included in revenue, non-GAAP gross margin was $173 million, or 75.9% of revenue.

(2)
During the third quarter of fiscal 2019, the Company recorded the Q3 Fiscal 2019 Debentures Fair Value Adjustment of $69 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(3)	During the third quarter of fiscal 2019, the Company incurred restructuring charges of approximately $1 million, which was included in selling, marketing and administration expense.

(4)
During the third quarter of fiscal 2019, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $2 million, which was included in Enterprise software and services revenue.

(5)
During the third quarter of fiscal 2019, the Company recorded stock compensation expense of $15 million, of which $1 million was included in cost of sales, $3 million was included in research and development, and $11 million was included in selling, marketing and administration expense.

(6)	During the third quarter of fiscal 2019, the Company recorded amortization of intangible assets acquired through business combinations of $20 million, which was included in amortization expense.

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the Quarters Ended
	November 30, 2018		August 31, 2018		May 31, 2018		February 28, 2018		November 30, 2017
North America	$151	66.8%	$133	63.3%	$139	65.3%	$147	63.1%	$133	58.8%
Europe, Middle East and Africa	56	24.8%	53	25.3%	52	24.4%	63	27.0%	69	30.5%
Other regions	19	8.4%	24	11.4%	22	10.3%	23	9.9%	24	10.7%
Total	$226	100.0%	$210	100.0%	$213	100.0%	$233	100.0%	$226	100.0%
Supplementary Revenue by Product and Service Type Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Product and Service Type

	U.S. GAAP		Adjustments		Non-GAAP
	For the Three Months Ended		For the Three Months Ended		For the Three Months Ended
	November 30, 2018	November 30, 2017	November 30, 2018	November 30, 2017	November 30, 2018	November 30, 2017
Enterprise software and services	$96	$97	$2	$9	$98	$106
BlackBerry Technology Solutions	53	43	—	—	53	43
Licensing, IP and other	68	50	—	—	68	50
Handheld devices	—	9	—	—	—	9
SAF	9	27	—	—	9	27
Total	$226	$226	$2	$9	$228	$235

Conference Call and Webcast
A conference call and live webcast will be held today beginning at 8 a.m. ET, which can be accessed by dialing 1-866-393-4306 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 11 a.m. ET by dialing 1-800-585-8367 and entering Conference ID #3276343 and at the link above.
About BlackBerry
BlackBerry enables the Enterprise of Things by providing the technology that allows endpoints to trust one another, communicate securely, and maintain privacy.

Based in Waterloo, Ontario, BlackBerry was founded in 1984 and operates globally. The Company trades under the ticker symbol "BB" on the Toronto Stock Exchange and the New York Stock Exchange. For more information visit BlackBerry.com, and follow the company on LinkedIn, Twitter and Facebook.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@blackberry.com

###

This news release contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements regarding: the Company’s plans, strategies and objectives and the anticipated benefits of its strategic initiatives including the proposed acquisition of Cylance; its intentions to grow revenue and increase and enhance its product and service offerings; its expectations regarding free cash flow, total software and services revenue growth, total software and services billings growth, and non-GAAP earnings per share for fiscal 2019.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience, historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance; BlackBerry’s ability to maintain or expand its customer base for its software and services offerings to grow revenue or achieve sustained profitability; the intense competition faced by BlackBerry; the occurrence or perception of a breach of BlackBerry’s network or product security measures or an inappropriate disclosure of confidential or personal information; risks related to BlackBerry’s continuing ability to attract new personnel, retain existing key personnel and manage its staffing effectively; BlackBerry’s dependence on its relationships with resellers and distributors; the risk that network disruptions or other business interruptions could have a material adverse effect on BlackBerry’s business and harm its reputation; risks related to acquisitions, divestitures, investments and other business initiatives, which may negatively affect BlackBerry’s results of operations, and in the case of the proposed Cylance acquisition, the risk that BlackBerry may be unable to obtain regulatory approvals for the proposed acquisition or may be unable to obtain those approvals on favorable terms, the risk that the required regulatory approvals may delay the proposed acquisition, the risk that a condition to the closing of the proposed acquisition may not be satisfied or the acquisition agreement may be terminated prior to closing and risks associated with the integration of the Cylance business; risks related to BlackBerry’s products and services being dependent upon interoperability with rapidly changing systems provided by third parties; BlackBerry’s ability to generate revenue and profitability through the licensing of security software and services or the BlackBerry brand to device manufacturers; the risk that failure to protect BlackBerry’s intellectual property could harm its ability to compete effectively and BlackBerry may not earn the revenues it expects from intellectual property rights; the risk that BlackBerry could be found to have infringed on the intellectual property rights of others; the risk that litigation against BlackBerry may result in adverse outcomes; risks related to the use and management of user data and personal information, which could give rise to liabilities as a result of legal, customer and other third-party requirements; BlackBerry’s ability to obtain rights to use third-party software; the substantial asset risk faced by BlackBerry, including the potential for charges related to its long-lived assets and goodwill; risks related to BlackBerry’s indebtedness, which could adversely affect its operating flexibility and financial condition; risks related to government regulations applicable to BlackBerry’s products and services, including products containing encryption capabilities, which could negatively impact BlackBerry’s business; risks related to foreign operations, including fluctuations in foreign currencies; risks associated with any errors in BlackBerry’s products and services, which can be difficult to remedy and could have a material adverse effect on BlackBerry’s business; risks related to the failure of BlackBerry’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws; BlackBerry’s reliance on third parties to manufacture and repair its hardware products; risks related to fostering an ecosystem of third-party application developers; risks related to regulations regarding health and safety, hazardous materials usage and conflict minerals, and to product certification risks; risks related to tax provision changes, the adoption of new tax legislation, or exposure to additional tax liabilities; risks related to the fluctuation of BlackBerry’s quarterly revenue and operating results; the volatility of the market price of BlackBerry’s common shares; and risks related to adverse economic and geopolitical conditions.

These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). All of these factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. Any statements that are forward-looking statements are intended to enable BlackBerry’s shareholders to view the anticipated performance and prospects of BlackBerry from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting BlackBerry’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in BlackBerry’s business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the industries in which BlackBerry operates. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

###

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the Three Months Ended			For the Nine Months Ended
	November 30, 2018	August 31, 2018	November 30, 2017	November 30, 2018	November 30, 2017
Revenue	$226	$210	$226	$649	$699
Cost of sales	56	49	58	157	206
Gross margin	170	161	168	492	493
Gross margin %	75.2%	76.7%	74.3%	75.8%	70.5%
Operating expenses
Research and development	55	51	60	167	181
Selling, marketing and administration	93	106	120	299	343
Amortization	33	35	37	105	116
Debentures fair value adjustment	(69)	(70)	77	(111)	225
Impairment of long-lived assets	—	—	—	—	11
Arbitration charges (awards)	—	—	132	—	(683)
	112	122	426	460	193
Operating income (loss)	58	39	(258)	32	300
Investment income, net	2	5	(17)	13	120
Income (loss) before income taxes	60	44	(275)	45	420
Provision for income taxes	1	1	—	3	5
Net income (loss)	$59	$43	$(275)	$42	$415
Earnings (loss) per share
Basic	$0.11	$0.08	$(0.52)	$0.08	$0.78
Diluted	$(0.01)	$(0.04)	$(0.52)	$(0.09)	$0.76

Weighted-average number of common shares outstanding (000s)
Basic	540,406	537,299	532,496	538,251	531,651
Diluted	600,906	597,799	532,496	598,751	548,514
Total common shares outstanding (000s)	547,084	537,768	536,307	547,084	536,307

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)

Consolidated Balance Sheets

	As at
	November 30, 2018	February 28, 2018
Assets
Current
Cash and cash equivalents	$1,084	$816
Short-term investments	1,234	1,443
Accounts receivable, net	138	151
Other receivables	25	71
Income taxes receivable	13	26
Other current assets	50	38
	2,544	2,545
Restricted cash and cash equivalents	26	39
Long-term investments	55	55
Other long-term assets	26	28
Deferred income tax assets	2	3
Property, plant and equipment, net	63	64
Goodwill	564	569
Intangible assets, net	396	477
	$3,676	$3,780
Liabilities
Current
Accounts payable	$32	$46
Accrued liabilities	156	205
Income taxes payable	17	18
Deferred revenue, current	171	142
	376	411
Deferred revenue, non-current	98	53
Other long-term liabilities	14	23
Long-term debt	665	782
Deferred income tax liabilities	4	6
	1,157	1,275
Shareholders’ equity
Capital stock and additional paid-in capital	2,618	2,560
Deficit	(83)	(45)
Accumulated other comprehensive loss	(16)	(10)
	2,519	2,505
	$3,676	$3,780

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	For the Nine Months Ended
	November 30, 2018	November 30, 2017
Cash flows from operating activities
Net income	$42	$415
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	116	138
Deferred income taxes	(1)	(3)
Stock-based compensation	53	36
Impairment of long-lived assets	—	11
Loss on sale, disposal and abandonment of long-lived assets	2	6
Debentures fair value adjustment	(111)	225
Other long-term assets	2	(23)
Other	3	(3)
Net changes in working capital items:
Accounts receivable, net	13	36
Other receivables	46	(6)
Income taxes receivable	13	4
Other assets	(1)	40
Accounts payable	(14)	(65)
Income taxes payable	(1)	5
Accrued liabilities	(57)	99
Deferred revenue	(23)	(49)
Net cash provided by operating activities	82	866
Cash flows from investing activities
Acquisition of long-term investments	(2)	(27)
Proceeds on sale or maturity of long-term investments	2	77
Acquisition of property, plant and equipment	(14)	(11)
Proceeds on sale of property, plant and equipment	1	3
Acquisition of intangible assets	(24)	(22)
Acquisition of short-term investments	(2,754)	(2,715)
Proceeds on sale or maturity of short-term investments	2,962	1,626
Net cash provided by (used in) investing activities	171	(1,069)
Cash flows from financing activities
Issuance of common shares	5	7
Common shares repurchased	—	(18)
Net cash provided by (used in) financing activities	5	(11)
Effect of foreign exchange gain (loss) on cash, cash equivalents, restricted cash, and restricted cash equivalents	(3)	3
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents during the period	255	(211)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	855	785
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,110	$574

As at	November 30, 2018	February 28, 2018
Cash and cash equivalents	$1,084	$816
Restricted cash and cash equivalents	$26	$39
Short-term investments	$1,234	$1,443
Long-term investments	$55	$55

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19

Enterprise software and services	$92	$91	$97	$108	$388	$79	$88	$96
BlackBerry Technology Solutions	36	38	43	46	163	47	49	53
Licensing, IP & other	32	56	50	58	196	63	56	68
Software and services	160	185	190	212	747	189	193	217
Handheld devices	37	16	9	2	64	8	5	—
Service access fees	38	37	27	19	121	16	12	9
Revenue	235	238	226	233	932	213	210	226
Cost of sales	85	63	58	56	262	52	49	56
Gross margin	150	175	168	177	670	161	161	170
Operating expenses
Research and development	61	60	60	58	239	61	51	55
Selling, marketing and administration	110	113	120	133	476	100	106	93
Amortization	40	39	37	37	153	37	35	33
Impairment of long-lived assets	—	11	—	—	11	—	—	—
Debentures fair value adjustment	218	(70)	77	(34)	191	28	(70)	(69)
Arbitration awards (charges)	(815)	—	132	—	(683)	—	—	—
Total operating expenses	(386)	153	426	194	387	226	122	112
Operating income (loss)	536	22	(258)	(17)	283	(65)	39	58
Investment income (loss), net	136	1	(17)	3	123	6	5	2
Income (loss) before income taxes	672	23	(275)	(14)	406	(59)	44	60
Provision for (recovery of) income taxes	1	4	—	(4)	1	1	1	1
Net income (loss)	$671	$19	$(275)	$(10)	$405	$(60)	$43	$59
Earnings (loss) per share
Basic earnings (loss) per share	$1.26	$0.04	$(0.52)	$(0.02)	$0.76	$(0.11)	$0.08	$0.11
Diluted earnings (loss) per share	$1.23	$(0.08)	$(0.52)	$(0.06)	$0.74	$(0.11)	$(0.04)	$(0.01)
Weighted-average number of common shares outstanding (000s)
Basic	531,096	531,381	532,496	536,594	532,888	536,964	537,299	540,406
Diluted	544,077	591,881	532,496	597,094	545,886	536,964	597,799	600,906

Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19
LLA impairment charge	$—	$11	$—	$—	$11	$—	$—	$—
Debentures fair value adjustment	218	(70)	77	(34)	191	28	(70)	(69)
Restructuring charges	17	18	20	28	82	4	3	1
Software deferred revenue acquired	9	11	9	6	35	4	4	2
Stock compensation expense	13	12	12	13	49	18	21	15
Acquired intangibles amortization	25	24	23	22	95	22	22	20
Business acquisition and integration	11	1	1	—	14	1	(2)	—
Arbitration charges (awards)	(954)	—	149	(1)	(806)	—	—	—
Legacy royalty adjustments	—	—	—	1	1	—	—	—
Total Non-GAAP Adjustments	$(661)	$7	$291	$35	$(328)	$77	$(22)	$(31)

Non-GAAP Gross Profit	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19
GAAP revenue	$235	$238	$226	$233	$932	$213	$210	$226
Software deferred revenue acquired	9	11	9	6	35	4	4	2
Non-GAAP revenue	244	249	235	239	967	217	214	228
Total cost of sales	85	63	58	56	262	52	49	56
Non-GAAP adjustments to cost of sales	(4)	(4)	(3)	(5)	(16)	(1)	(2)	(1)
Non-GAAP Gross Profit	$163	$190	$180	$188	$721	$166	$167	$173

Adjusted EBITDA	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19
GAAP operating income (loss)	$536	$22	$(258)	$(17)	$283	$(65)	$39	$58
Non-GAAP adjustments to operating income (loss)	(522)	7	274	36	(205)	77	(22)	(31)
Non-GAAP operating income	14	29	16	19	78	12	17	27
Amortization	51	45	42	39	177	41	38	37
Acquired intangibles amortization	(25)	(24)	(23)	(22)	(95)	(22)	(22)	(20)
Adjusted EBITDA	$40	$50	$35	$36	$160	$31	$33	$44

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Net Income and Non-GAAP Earnings per Share	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19
GAAP net income (loss)	$671	$19	$(275)	$(10)	$405	$(60)	$43	$59
Total Non-GAAP adjustments (three months ended, after-tax)	(661)	7	291	35	(328)	77	(22)	(31)
Non-GAAP Net Income	$10	$26	$16	$25	$77	$17	$21	$28
Non-GAAP Earnings per Share	$0.02	$0.05	$0.03	$0.05	$0.14	$0.03	$0.04	$0.05
Shares outstanding for Non-GAAP earnings per share reconciliation	531,096	531,381	532,496	536,594	532,888	536,964	537,299	540,406

Non-GAAP revenue, non-GAAP income before income taxes, non-GAAP net income, non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax Restructuring Details

	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19
Cost of sales	$3	$3	$2	$3	$11	$—	$1	$—
Research and development	3	1	1	—	5	2	—	—
Selling, marketing and administration	11	14	17	25	66	2	2	1
Total restructuring charges	$17	$18	$20	$28	$82	$4	$3	$1
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	Q3 FY19
Cost of sales amortization
Property, plant and equipment	$7	$4	$5	$2	$18	$2	$1	$2
Intangible assets	4	2	—	—	6	2	2	2
Total in cost of sales	11	6	5	2	24	4	3	4

Operating expenses amortization
Property, plant and equipment	5	5	3	5	18	3	3	4
Intangible assets	35	34	34	32	135	34	32	29
Total in operating expenses amortization	40	39	37	37	153	37	35	33

Total amortization
Property, plant and equipment	12	9	8	7	36	5	4	6
Intangible assets	39	36	34	32	141	36	34	31
Total amortization	$51	$45	$42	$39	$177	$41	$38	$37

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 20, 2018	By:	/s/ Steven Capelli
			Name:	Steven Capelli
			Title:	Chief Financial Officer & Chief Operating Officer